EXHIBIT 99.2
Satyam Computer Services Limited
Regd. Office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003, A.P, India.
Audited financial results for the quarter ended June 30, 2005
Rs. in Lakhs

		Quarter	Quarter	Year
Sl.No.	Particulars	ended	ended	ended
		30.06.2005	30.06.2004	31.03.2005
1	Income from Services
	-Exports	100,172.65	74,882.15	336,243.08
	-Domestic	3,270.55	2,267.68	10,179.42
2	Other Income	2,338.33	3,076.56	8,255.49
3	Total Income	105,781.53	80,226.39	354,677.99
4	Personnel Expenses	62,372.71	43,434.44	199,758.83
5	Operating & Administration Expenses	16,122.80	13,832.72	57,748.88
6	Total Expenditure	78,495.51	57,267.16	257,507.71
7	Profit before interest, depreciation & taxation	27,286.02	22,959.23	97,170.28
8	Financial Expenses	19.41	19.52	75.73
9	Depreciation	2,815.13	2,595.74	10,394.21
10	Profit before taxation	24,451.48	20,343.97	86,700.34
11	Provision for Taxation	3,847.22	2,995.66	11,674.34
12	Profit after Taxation	20,604.26	17,348.31	75,026.00
13	Paid-up equity share capital (Par value of Rs.2 per share)	6,414.39	6,336.20	6,385.31
14	Reserves excluding revaluation reserves	339,538.85	270,290.98	315,317.45
15	Earnings Per Share (on par value of Rs. 2 per share)
	- Basic (Rs.)	6.44	5.48	23.61
	- Diluted (Rs.)	6.30	5.40	23.12
Segment Reporting:
Rs. in Lakhs

		Quarter	Quarter	Year
Sl.No.	Particulars	ended	ended	Ended
		30.06.2005	30.06.2004	31.03.2005
1	Segment Revenue
	Information Technology Services	103,443.20	77,149.83	346,422.50
	Less : Inter segment revenue	—	—	—
	Net Sales / Income from Operations	103,443.20	77,149.83	346,422.50

2	Segment Profit / (Loss) before tax and interest
	Information Technology Services	22,132.56	17,286.93	78,520.58
	Less : Financial expenses	19.41	19.52	75.73
	Add: Other income	2,338.33	3,076.56	8,255.49
	Profit Before Tax	24,451.48	20,343.97	86,700.34

3	Capital Employed
	Information Technology Services	153,354.85	116,308.29	135,558.34

Notes:
1.	The results for the quarter ended June 30, 2005 have been taken on record by the Board of Directors at its meeting held on July 21, 2005.

2.	The total manpower strength as on June 30, 2005 stood at 20,505 associates as against 19,164 associates as on March 31, 2005 signifying an increase of 1,341 associates. The number of technical associates increased by 1,164 to close the quarter at 19,023 (17,859 associates as on March 31, 2005).

3.	The Company successfully completed sponsored ADS offering during the quarter ended June 30, 2005.

4.	Effective May 12, 2005, Citisoft Plc., UK has become subsidiary of the Company consequent to acquisition of 75% of its share capital.

5.	The Board of Directors of the Company in its meeting held today approved the proposed acquisition of Knowledge Dynamics Pte. Ltd., (Knowledge Dynamics) a Data Warehousing and Business Intelligence solutions provider based out of Singapore. The maximum purchase consideration will be Singapore $ 9.20 mn. (equivalent to US$ 5.60 mn.) in an all cash transaction and has been structured into three parts — initial, deferred and earn-out payments. The transaction is expected to be consummated in August, 2005 and upon consummation Knowledge Dynamics will become wholly owned subsidiary of the Company.

6.	The Board of Directors has in-principle approved to co-opt Prof. M. Rammohan Rao, Dean, Indian School of Business, Hyderabad as an independent director post Annual General Meeting of the Company to be held on July 22, 2005.

7.	During the quarter ended June 30, 2005, the company allotted 1,454,044 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

8.	Details of investor complaints for the quarter ended June 30, 2005:

Nature	Pending as on	Received during	Disposed off during	Pending at the
	April 1, 2005	the quarter	the quarter	end of thequarter
Transfer / Demat / Others	0	05	05	0
Dividends	0	24	24	0
Total	0	29	29	0
9.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

Consolidated financial results as per Indian GAAP for the quarter ended June 30, 2005
Rs. in Lakhs

		Quarter	Quarter	Year
Sl.No.	Particulars	ended	ended	ended
		30.06.2005	30.06.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)
1	Income from Services
	-Exports	101,682.19	74,577.89	338,695.48
	-Domestic	4,188.33	3,407.71	13,389.43
2	Other Income	2,341.83	3,087.36	8,683.23
3	Total Income	108,212.35	81,072.96	360,768.14
4	Personnel Expenses	63,907.08	43,974.29	202,610.91
5	Cost of Software and Hardware sold	20.30	23.01	99.48
6	Operating & Administration Expenses	17,871.72	14,580.13	62,555.46
7	Total Expenditure	81,799.10	58,577.43	265,265.85
8	Profit before interest, depreciation, tax and miscellaneous expenditure written off	26,413.25	22,495.53	95,502.29
9	Financial Expenses	46.91	23.08	91.19
10	Depreciation	3,131.07	2,705.39	11,329.85
11	Miscellaneous Expenditure Written Off	4.56	222.54	215.83
12	Profit Before Taxation	23,230.71	19,544.52	83,865.42
13	Provision for Taxation	3,920.07	3,006.26	11,756.07
14	Profit After Taxation, and before share of loss in associate company	19,310.64	16,538.26	72,109.35
15	Share of Loss in associate company	(306.57)	(163.65)	(944.86)
16	Minority interest	15.65	—	—
17	Profit After Taxation and share of loss in associate company	19,019.72	16,374.61	71,164.49
18	Paid-up equity share capital (Par value of Rs.2 per share)	6,414.39	6,336.20	6,385.31
19	Reserves excluding revaluation reserves	336,834.92	272,050.36	314,281.29
20	Preference shares of Rs. 10 each issued by Subsidiary Company	9,101.00	9,101.00	9,101.00
21	Earnings Per Share (On par value of Rs. 2 per share)
	- Basic (Rs.)	5.95	5.17	22.40
	- Diluted (Rs.)	5.81	5.09	21.93
Notes:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on Consolidated Financial Statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealised profits have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method in accordance with AS 23 on Accounting for Investments in Associates in Consolidated Financial Statements. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

2.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries as on June 30, 2005, Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd. and Citisoft Plc. (with effective date of May 12, 2005, the date of acquisition). The results also include the results of our associated Company Sify Ltd., which has been accounted for by equity method and of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place	: Secunderabad	B. Rama Raju
Date	: July 21, 2005	Managing Director
Consolidated Financial Results as per US GAAP for the three months ended June 30, 2005
In thousand US$

		Three months	Three months	Year
Sl.No.	Particulars	ended	ended	Ended
		30.06.2005	30.06.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)
1	Revenues	$246,043	$174,994	$793,597
2	Gross Profit	86,909	68,673	286,821
3	Income before income taxes and equity in earnings / (losses) of associated companies	51,165	43,178	180,158
4	Net Income	$42,287	$36,434	$153,760
5	Earnings per Share
	- Basic (US$)	0.13	0.12	0.49
	- Diluted (US$)	0.13	0.11	0.48
Notes to Consolidated Financial Results as per US GAAP:
1.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

2.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries, as on June 30, 2005, Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd, Satyam Technologies, Inc. and Citisoft Plc. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd., CA Satyam ASP Pvt. Ltd. and Sify Ltd.

3.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

4.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter ended June 30, 2005 is as follows:
In thousand US$

		Quarter	Quarter	Year
Sl.No.	Particulars	ended	ended	ended
		30.06.2005	30.06.2004	31.03.2005
		(Unaudited)	(Unaudited)	(Audited)
1	Net Profit as per Indian GAAP	$47,339	$38,675	$167,443
2	Profit / (Loss) of Subsidiaries and associated companies	(4,070)	(1,571)	(10,355)
3	Deferred Stock Compensation charge	(117)	(235)	(1,995)
4	Amortization of Citi Soft deferred consideration & EBT consideration	(580)	—	—
5	Others, net	(285)	(435)	(1,333)
6	Total Adjustments	(5,052)	(2,241)	(13,683)
7	Net Profit as per US GAAP	$42,287	$36,434	$153,760
Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20F concerning the fiscal quarter and year ended March 31, 2005 furnished to the United States Securities Exchange Commission on April 28, 2005 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov